EXHIBIT 12.1

Alliance Laundry Holdings Inc

Earnings to Fixed Charges

	January 28, 2005 through December 31, 2005	January 1, 2005 through January 27, 2005	Years Ended December 31,
			2004	2003	2002	2001
	Successor	Predecessor	Predecessor	Predecessor	Predecessor	Predecessor
Earnings:
Income (loss) before taxes	$(1,819)	$(28,383)	$11,836	$15,974	$1,391	$2,764
Fixed charges:
Interest expense	24,117	995	25,439	28,258	28,341	33,538
Rentals	476	25	441	360	337	363

Income (loss) before taxes and fixed charges	$22,774	$(27,363)	$37,716	$44,592	$30,069	$36,665

Fixed Charges	$24,593	$1,020	$25,880	$28,618	$28,678	$33,901
Ratio of earnings to fixed charges	—	—	1.46	1.56	1.05	1.08

(a) For purposes of determining the ratio of earnings to fixed charges, earnings are defined as income (loss) before income taxes and cumulative effect of change in accounting principle plus fixed charges. Fixed charges include interest expense on all indebtedness, amortization of deferred financing costs and one-third of rental expense on operating leases, representing that portion of rental expense deemed to be attributable to interest. In 2005, the Successor earnings were inadequate to cover fixed charges. The amount of incremental earnings required to attain a ratio of 1.0 to 1.0 is less than $1.8 million. In 2005, the Predecessor earnings were inadequate to cover fixed charges. The amount of incremental earnings required to attain a ratio of 1.0 to 1.0 is $28.4 million.